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SUBMIT RAISE

CarStart, Inc

Help pave the road for CarStart

"From Roadway to Driveway"

Dallas, TX

Reg CF

$107,000 Maximum

$0 of $50,000 Minimum

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Pitch

CarStart is a new mobile application platform that allows consumers to purchase roadside assistance, order service and / or repair, and automotive protection plans all at the tap of a button, on-demand, from the convenience of their home or office. The app is free to download, easily navigated and of special note and difference - there are no monthly subscriptions or service fees required. The execution scenario is as follows; once service has been requested on the app, financial transaction is initiated to secure payment, upon verification a licensed and insured mobile Car Specialist is dispatched and attends to the consumer needs on site. Most services that can be performed in a standard brick & mortar service location can be handled in a mobile capacity by our trained specialists. Roadside assistance individuates us from our competitors, which is why we will focus on launching with this component of the business. The mobile application was built like Uber; therefore, consumers pay as they go or only when they require our services. All Car Specialists will be responsible for procuring their own company service van and providing tools and supplies. CarStart Specialists are given 80% of the gross revenue and the remaining 20% is withheld by CarStart. Our key focus in 2020 will be to gain brand recognition in the DFW Metroplex and to develop trust with consumers all while growing the business. Long-term will be to take the DFW model and expand into additional markets, with the final goal being nationwide brand distribution.

Community Impact

- Sustainability
- Green Living
- Education
- Arts & Culture

Key Facts

- Our app is real and our social platforms are live and engaged with consumers...
- Our growth plan is to expand through other major cities in Texas and then go national...
- Our brand has tremendous potential in the franchise arena...
- We have very low overhead and are not asset-heavy...
- We conquered fleet service, now we need your help to grow the business to everyday consumers...

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Opportunity

Normal B I U S A Raw Div

The CarStart app launched in February of 2020 and is now available for consumer download and interaction, which means that on-demand roadside assistance and mobile automotive service & repair are now available exclusively from our company. The app is free to download and there are no monthly fees. Here's how it works:

Dashboard
List of Service
My Request
Road Map



CarStart will principally focus in the roadside assistance space to begin with, as we feel this is a major differentiator in the market as well as the area with the greatest demand and growth potential.

Our services include



Preventative Maintenance



Automotive Repair



Roadside Assistance



Automotive Warranties



Service Plans—yearly maintenance coverage and service discounts.



Emergency—one-click roadside assistance with towing and concierge available



Any service, repair or roadside assistance can be purchased individually.

As the business evolves Q2 – Q4 of 2020, additional offerings such as automotive repair and service will become an organic growth component of a full 360 plan that will include automotive protection plans and an advanced parts and supplies ordering software for our mobile Car Specialists. Our drivers are contractors, and CarStart withholds 20% of earnings for administration expenses, advertising and promotions, and continuing education.



Here are some key benefits of our Roadside Assistance & Concierge Service:



Mobile app. technology



Pay once or bundle with an at-home bundle plan





Service within minutes with Concierge Service available



One-click interaction

 **Anyone can join**

 **Eliminates third party service providers**

 **Know when service tech. is on their way and arrival time**

 **Routes service techs within minutes**

 **Integrated with future smart cars**

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 Our Terms ⌃

Revenue Share
Security Type

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Perks are provided at the investment levels indicated below.

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Additional Terms (SEC Filing)

$100
Minimum Investment

1.5x
Payback Multiple

8.0%
Revenue Share ⓘ

Annually
Payment Frequency

5 years
Maturity ⓘ

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[$100]

Sustainer Circle
1. Sustainer Circle

[Invest $100]

Benefits & Perks

$100	**Sustainer Circle**
	1. **Sustainer Circle** Receives Quarterly Investor Update Newsletter

$500	**Supporter Circle**
	1. **Supporter Circle** *Receives Quarterly Investor Newsletter *Supporter Circle mention on CarStart FB Read less

$1,000	**Contributor Circle**
	1. **Contributor Circle** *Receives Quarterly Investor Newsletter *Contributor mention on CarStart FB page *Access to VIP special CarStart discounts Read less

$10,000	**Starter Circle**
	1. **Starter Circle** *Personalized "Thank You" video from CEO *Receives Quarterly Investor Newsletter *Contributor mention on CarStart FB page *Access to VIP special CarStart discounts Read less

[View less perks]

 Our Team ⌃



























Kyle Patton FOUNDER

CEO

Founder and CEO of CarStart. Formerly, President of Stabil-loc, a US based piering manufacturing company, nationally recognized for it's patented foundation system. Seasoned business strategist with extensive experience in brand development and growth.

BOARD MEMBER

Oscar Espinosa

PRESIDENT

An Advertising, Branding and Marketing veteran with 30+ years of experience in TV, Radio, Digital, Events and Social Media - with strong corporate pedigree; NBC/Universal - Telemundo, Univision, CBS and Entercom.

BOARD MEMBER

Phil Whiteaker

VICE PRESIDENT

Phil Whiteaker models his professional career under the ideals of servant leadership. Whiteaker holds over 15 awards from the Kennedy Center of Performing Arts, and credits his creative approach with business to his artistic background. Phil understands the need for community involvement, and currently holds the title of Assistant Governor for Rotary International in District 611.

Our Milestones

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2017

We're in business! Originally incorporated in Arkansas, but moved operations to Dallas, Texas to have better

Dec 1st

2019

Partnership with KiwiTech

CarStart partners with KiwiTech! In April of 2019, CarStart formally contracted with the IT &

Apr 1st

2020

CarStart App Launched

CarStart App launched

Jan 28th

2022

Second market opens! In early 2022, CarStart is already making plans on where it's next target market will be. Maybe Austin? But maybe not?

Jan 1st

FAQ

Q: What does the competitive landscape look like in Dallas for mobile auto service and roadside?

Q: Why CarStart?

Q: What does the future for CarStart look like?

Q: Are your Car Specialist employees, gig workers, or franchisees?

Q: Can you scale quickly?

Q: Can your team perform?

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